EXPENSE LIMIT AND REIMBURSEMENT AGREEMENT

         Expense Limit and Reimbursement Agreement made as of October 29, 2002, between Pioneer Investment Management, Inc. (PIM) and Pioneer Protected Principal Plus Fund (the "Fund").

         Whereas PIM wishes to reduce the expenses of the Fund during the Protected Period (as such term is defined in the Financial Warranty Agreement, dated October 29, 2002 (the "Financial Warranty Agreement"), between the Fund and Main Place Funding, LLC;

         Now therefore the parties agree as follows:

         SECTION 1. PIM agrees to limit the Fund's expenses (the "Expense Limitation") by waiving PIM's fees and/or reimbursing the Fund for the Fund's ordinary operating expenses so that the total expenses of the Fund (other than the cost of defending or prosecuting any claim or litigation to which the Fund is a party, together with any amount in judgment or settlement, indemnification expense, income taxes incurred by the Fund and other non-recurring, non-operating expenses ("Extraordinary Expenses")) with respect to Class A shares do not exceed 2.10% per annum of average daily net assets attributable to Class A shares, with respect to Class B shares do not exceed 2.85% of average daily net assets attributable to Class B shares and with respect to Class C shares do not to exceed 2.85% of average daily net assets attributable to Class C shares. If a Permanent Defeasance Event (as such term is defined in the Financial Warranty Agreement) shall have occurred, PIM agrees to limit the Fund's expenses by waiving PIM's fees and/or reimbursing the Fund for the Fund's ordinary operating expenses so that the total expenses of the Fund (other than Extraordinary Expenses) with respect to Class A shares do not exceed 1.65% per annum of average daily net assets attributable to Class A shares, with respect to Class B shares do not exceed 2.40% of average daily net assets attributable to Class B shares and with respect to Class C shares do not to exceed 2.40% of average daily net assets attributable to Class C shares. For purposes of this Agreement, the costs of acquisition of portfolio securities, including any brokerage commission and other Investment Related Expenses (as defined in the Financial Warranty Agreement), shall not be considered an expense of the Fund. In no event shall Pioneer Funds Distributor, Inc. be required to waive or PIM reimburse any fees payable under the Fund's Rule 12b-1 plans.

         SECTION 2. PIM may terminate or modify the Expense Limitation only in accordance with this Agreement. PIM agrees that the Expense Limitation shall not be modified or terminated prior to the Maturity Date (as defined in the Fund's prospectus). PIM shall be entitled to modify or terminate the Expense Limitation for any period subsequent to the Maturity Date, but only if, PIM elects to modify or terminate the Expense Limitation with respect to such subsequent period and such election is made prior to the effective date of the Fund's post-effective amendment to its Registration Statement on Form N-1A with respect to such subsequent period; provided that this Agreement shall remain in effect at all times until the Fund's then current prospectus is amended or supplemented to reflect the termination or modification of this Agreement. The election by PIM referred to in the preceding sentence shall not be subject to the approval of the Fund or its Board of Trustees, but PIM shall notify the Board of Trustees in advance of the termination or modification of the Expense Limitation.

         SECTION 3. PIM shall keep a record of the amount of expenses for each class of shares that it waived or reimbursed pursuant to Section 1 hereof ("Prior Expenses"). If at any future date the total expenses of the Fund attributable to Class A, Class B or Class C shares are less than the applicable Expense Limitation, PIM shall be entitled to be reimbursed for such Prior Expenses attributable to such class, provided that such reimbursement does not cause that class' expenses to exceed the applicable Expense Limitation or create a PV Shortfall (as defined in the Financial Warranty Agreement) or increase an existing PV Shortfall, provided further that no payments made to the Fund under the Financial Warranty Agreement shall be used to reimburse PIM for any Prior Expenses. If the expenses of any class subsequently exceed the applicable Expense Limitation, the reimbursement of Prior Expenses shall be suspended and, if subsequent reimbursement of Prior Expenses of such class shall be resumed to the extent that expenses do not exceed the applicable Expense Limitation (unless previously terminated by PIM), the Expense Limitation shall be applied. Notwithstanding anything in this Section 3 to the contrary, the Fund shall not reimburse PIM for any Prior Expense pursuant to this Section 3 more than three
(3) years after the expense was incurred.

         SECTION 4. It is not intended by PIM or the Fund that the reimbursement agreement in Section 3 shall be an obligation of the Fund (a) unless and until the total expenses of the Fund attributable to a class of shares are less than the Expense Limitation applicable to such class, (b) unless such Prior Expense was incurred less than three years prior to the reimbursement and (c) if any payment made to the Fund under the Financial Warranty Agreement would be used to reimburse PIM for any Prior Expense or (d) if such reimbursement would create a PV Shortfall or increase an existing PV Shortfall. PIM understands that total expenses of the Fund attributable to Class A, Class B or Class C shares may never be reduced below the applicable Expense Limitation and there is no assurance that the Prior Expenses shall be reimbursed. In addition, the Fund shall have the right to terminate this Agreement, including its obligation to reimburse Prior Expenses, at any time upon notice to PIM. This Agreement automatically terminates without obligation by the Fund upon termination of the Management Contract between PIM and the Fund.

         SECTION 5. This Agreement shall be governed by the laws of the State of Delaware.

         In witness whereof, the parties hereto have caused this Agreement to be signed as of October 29, 2002.


Pioneer Protected Principal                 Pioneer Investment Management, Inc.
Plus Fund, on behalf of its series,
Pioneer Protected Principal Plus Fund

By:  /s/ Vincent Nave                       By: /s/ Mark D. Goodwin
     Vincent Nave                               Mark D. Goodwin
     Treasurer                                  Treasurer